Filed by Cascade Bancorp
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Home Federal Bancorp, Inc.
Commission File No.: 001-33795

Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Cascade Bancorp ("Cascade") cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cascade and Home Federal Bancorp, Inc. ("Home"), including future financial and operating results, Cascade’s or Home’s plans, objectives, expectations and intentions, the expected timing of completion of the merger and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: (i) the ability to obtain the requisite Cascade and Home shareholder approvals; (ii) the risk that Cascade or Home may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; (iii) the risk that a condition to the closing of the merger may not be satisfied; (iv) the timing to consummate the proposed merger; (v) the risk that the businesses will not be integrated successfully; (vi) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vii) disruption from the transaction making it more difficult to maintain relationships with customers, employees or vendors; (viii) the diversion of management time on merger-related issues; (ix) general worldwide economic conditions and related uncertainties; (x) liquidity risk affecting Cascade’s ability to meet its obligations when they come due; (xi) excessive loan losses; (xii) the effect of changes in governmental regulations; and (xiii) other factors we discuss or refer to in the “Risk Factors” section of Cascade’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 29, 2013. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Cascade’s and Home’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Cascade nor Home undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information about the Proposed Merger and Where to Find It
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Cascade and Home, Cascade will file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement of Cascade and Home that also constitutes a prospectus. Cascade and Home will deliver the joint proxy statement/prospectus to their respective shareholders. Cascade and Home urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC because they will contain important information about the proposed merger. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).

You may also obtain these documents, free of charge, from: (i) Cascade’s website (www.botc.com) under the heading “About Us” and then under the heading “Investor Relations” and then under the heading “Investor Information” and then under the tab “SEC Filings;” (ii) Cascade upon written request to Cascade Bancorp, Attn: Investor Relations, 1100 North West Wall Street, P.O. Box 369, Bend, Oregon 97701; (iii) Home’s website (www.homefederal.com/ir) under the heading “SEC Filings, Ownership and Forms;” or (iv) Home upon written request to Home Federal Bancorp, Inc., Attn: Eric S. Nadeau, CFO, 500 12th Avenue South, Nampa, Idaho 83651.
Participants in the Solicitation
Cascade, Home and their respective directors and executive officers may be soliciting proxies from Cascade and Home shareholders in favor of the proposed merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cascade and Home shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Cascade’s directors and executive officers in Cascade’s definitive proxy statement filed with the SEC on March 27, 2013 for its 2013 Annual Meeting of Shareholders. You can find information about Home’s directors and executive officers in Home’s definitive proxy statement filed with the SEC on April 19, 2013. Additional information about Cascade’s directors and executive officers and Home’s directors and executive officers can also be found in the above-referenced Registration Statement on Form S-4 when it becomes available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You can obtain free copies of these documents from Cascade and Home using the contact information above.

October 24, 2013 / 10:00AM PST, CACB - Transcript of Cascade Bancorp Merger Announcement Conference Call

CORPORATE PARTICIPANTS

Terry E. Zink
Cascade Bancorp - President & Chief Executive Officer
Len Williams
Home Federal Bancorp - President & Chief Executive Officer
Gregory D. Netwon
Cascade Bancorp - EVP & Chief Financial Officer
Andrew Gerlicher
Cascade Bancorp - EVP & General Counsel

PRESENTATION

Facilitator:    Hi. Hello there. We'd like to welcome everybody to the conference call here on behalf of Cascade Bancorp. We do have somebody who's got us on a little bit of hold music here and for that reason I'm going to mute all the lines.

Male Voice:    Yay.

Facilitator:    And now that I have now muted all the lines, you folks will be presented here with Andrew Gerlicher. He is the Corporate Secretary for Cascade Bancorp and you're off and running now Andrew. Please take it away.

Andrew Gerlicher:    Thank you and good morning, everyone. With me in the room here are Terry Zink, the CEO of Cascade Bancorp, Greg Newton, the Chief Financial Officer of Cascade Bancorp, and Len Williams, the CEO of Home Federal Bancorp. Our presentation today discusses Cascade's proposed acquisition of Home Federal Bancorp and will include forward-looking statements. Those statements include descriptions of management's plans, objectives or goals for future operations, products or services, forecast of financial or other performance measures and statements about Cascade's general outlook for economic and other conditions.

Statements about the expected timing, completion and effects of the proposed merger constitute forward-looking statements. We also may make other forward-looking statements in the question-and-answer period following management's discussion. These forward-looking statements are subject to a number of risks and uncertainties and actual results may differ materially from those discussed today.

Information on the risk factors that could cause actual results to differ are contained in the press release that was released yesterday, as well as a Form 8-K filing of the investor presentation, which will be reviewed during today's conference call and a recently filed Form 10-Q for the quarter ended June 30, 2013.

Forward-looking statements are effective only as of the date they are made and Cascade assumes no obligation to update information concerning its expectations. So, thank you, and now I'll turn the proceedings over to Terry Zink, CEO, Cascade Bancorp.

Terry Zink:    Thank you, Andy. Welcome, everybody. I'm actually excited to do this with our first investor call in quite a while and so it's good to be back talking about something that I find to be very positive. I'm not going to go through each one of these slides directly, but I am going to address certain issues and then there'll be time at the end for Q&A, so we can clear up anything that you may want. But the first slide that you have in your deck basically shows you the Cascade [quick print] of a little bit of our history and most of you are probably pretty aware of what that history has been.

What I really want to focus on today is the deal that was recently announced between Cascade and Home. One of the things that I find about this transaction that gets me really excited is the fact that this is a transformational combination for both companies. One of the things that's going to happen from this is that we're going to double our deposit market share in Boise and in Southern Oregon. For Cascade it allows us to enter a market we've actually coveted for quite a while, which is the Eugene market. The other thing that I think is important to note about this transaction is that on the retail branch side of stuff there's about a two-thirds branch overlap. That's going to allow both companies to unlock some significant efficiency improvements.

I think one of the things that you can see when you look at this deal is one that truly makes sense because it allows both companies to be stronger combined than they would ever have been able to be independent of each other and the fact that we have complimentary business models also benefits the customers and the employees. And, so, I'm excited about that. I know that Len Williams who's here with me today from Home, Len, I think you feel probably the same way, but if you could talk a little bit about what your thoughts are about the transaction.

Len Williams:    Sure. Thank you, Terry. It's a pleasure to be with you on the call today. You know, I think anybody that looks at the two organizations can see the natural combination it makes. This unlocks tremendous earnings power for the organization. I think it sets the stage for a combined organization with a very powerful, number one position in some key markets to drive forward. Terry just mentioned the overlap issues and it will take time. We'll get that figured out and build the best organization we can. Both have like cultures. We're in like markets. We're doing the same thing, the same place, at the same time. The combination just makes natural sense.

And I think the opportunity came up through us announcing our prior deal peaks some interest and they were able to put something together very quickly that made sense to our shareholders, so we'll be presenting them to this, too.

Terry Zink:    Great. Thanks, Len. Yeah, I think what Len talked about was there was an opportunity to come forward and Home is a bank that we've looked at for quite a while. We liked the fact that the footprints are very similar. The way that they do business is very similar to the way that we do business and the combination of the two makes a lot of sense. The transaction overview really... essentially this was $265 million transaction. The transaction comes out to about $17.83 per diluted share. We are going to be using 55% stock and 45% cash to close that. The ongoing ownership of the company, it's really kind of a two-thirds Cascade, one-third Home.

One of the things that we offered Home was that they could pick up to four board seats on our Cascade board, which is exciting to get the combination of management of both companies put together. We're looking right now at targeting a close date. I'm thinking we have March 31, 2014. We think that we will be able to get through everything in that period of time.

We're going to be smart about how we consolidate the company. We're going to make sure that we do it in a very thoughtful, and methodical way and get as much cost savings out as we can, but also not handicap the company moving forward, so we feel very, very strongly about our ability to integrate this and, as I said earlier, it's a transaction that we have looked at for a little while.

The next slide really talks about Home's footprint and what they look like. Again, as he was with us, I think you guys are pretty familiar with that, but let me draw your attention to Page 7. That's really where everything seems to come into focus for us.

You can see the combined company, you see where the overlap occurs, and you can also get an idea of... it's not just a cost play, but it's also revenue strategy. We are going to be able to combine these companies. We will have cost synergies that will manifest themselves, but also an enormous opportunity on the revenue side.

If you look at Central Oregon, the combined company now becomes the number one ranked community bank in Central Oregon. In Boise, as you'll hear time and time again, Boise is a great market, a lot of growth opportunity, and we now are the fifth largest bank in Boise and we are the largest community bank in Boise. And, so, from our standpoint we feel like that's going to give us a tremendous advantage in the marketplace.

One of the things I believe very strongly in is community banking. I think that it's an alternative for the so-called "to big to fail" and so as a result in the markets where we really have dominant market share we're going to be able to bring community banking and have it alive and well in those markets. In Southern Oregon, we're going to double our size also. The other thing that's exciting is the entry into the Eugene market. Cascade has not been in the Eugene market.

Some of you may have noticed that we did a small acquisition of some branches from American West recently. One of those branches was in Klamath Falls, so we made an entry, so we closed on that transaction and conversion happened last weekend and that branch is now up and running now as a Cascade branch and we're excited to be at Klamath Falls. The Eugene market is just one more area where we go into markets where we believe community banking is going to make a difference and allow us to be a player there. So we're genuinely excited about the go-forward combination.

As I said before, you know, we will be the fourth largest community bank in the Pacific Northwest. When you exclude the really large banks, the $10 billion and over type of banks, you can see what it does to our market share in Boise. Really everybody who's ahead of us in Boise is a very large bank. We are really the community bank in that market. You can see where we line up in Oregon and so the fact that our business models are comparable in the fact that we are going to be a community bank in these markets and can bring some of the strength of both companies to bear.

As you may know, Cascade is a very solid mortgage lender and small business bank and so we're going to be able to bring that into Home's area. Home has done very well in the commercial banking space and has done some recent activity in the construction lending area, which we feel is an interesting market for us to continue to look at.

So what I'd like to do now is turn the meeting over to Greg Newton, CFO for Cascade and he can run through the numbers side of the equation for everybody. Greg?

Greg Newton:    Thanks, Terry. Good morning, all. In addition, I think Terry just showed you the scale and market share we will enjoy in these overlapping markets, but I think the other story is that the quality of those deposits are represent an enviable core deposit franchise. If you look at the bottom row of pie charts, you can see at Cascade a billion dollars of deposits, 37% of which are non interest bearing, but if you combine those with our low-cost interest checking, it's over 50% checking accounts.

Home has done a great job of similarly converting from what was a thrift to a much more bank-like deposit portfolio with almost 19% non-interest bearing, but actually my calculation was about 48% checking dollars. So you combine those on the right and you have about a 25 basis point cost of deposits starting run rate. Some of the legacy CD run-offs are in the next short horizon, so we look for that cost to funds to the deposit side to improve over time.

On Page 10, I end up just reiterating the overlap of our footprints really makes it a remarkable, logic strategic combination. We get to both right sized distributions and leverage our infrastructure. The result is going to be a strong growth and earnings story at Cascade. So if we look at the pricing metrics, then they reflect that attitude. We believe it to be a very fair price for Home. We're sharing the synergies and the benefits of that combination.

And, as we move to that second panel, we also believe we're going to generate very attractive returns to our combined shareholder group. Very strong earnings accretion, very strong IRR, and what we believe is an acceptable earn back of our tangible book value dilution, which, as Terry kind of mentioned, we believe what is likely to accelerate due to non-quantified synergies that we think we'll be able to harvest.

We'll talk about the synergies shortly, but I would highlight that fourth button, bullet point, on that implied value. An illustrative way of thinking about simply the per share value of our cost savings turns out to be around $2.66 a share and I'll show you how we look at that a little later, but it's very meaningful.

Quickly on the fair value marks and the like, these are clearly subject to change as we move toward closing, but we've given you these estimates to help those that appreciate modeling these things. Basically, about a $12.8 million gross loan mark or 3.2% of the total. A core deposit tangible of 1% or $7.6 million and a securities mark of $(4.9) million.

We've provided the preliminary pro forma for your review, but I would highlight a couple of those items on the right. It demonstrates that scale basically increasing the combined company by 80% in assets, putting us back on the map. As many of you know, Cascade, before the downturn, was a $2.4 billion to $2.6 billion bank and we're really pleased that this enables us to recapture some of that leverage and benefit.

Our capital ratios and reserves will remain strong and I'd point out that 100% of our capital is common in the combination.

Note that we have about a 68% loan-to-deposit ratio between us. Obviously, our ambition would be that we'll trade out some of those securities for a more robust loan growth trajectory.

Finally, the bottom bullet on that group, a kind of a hidden gem in the deal is we have significant deferred tax assets and because of regulatory accounting, the enhanced profitability of the organization will literally enable us to accelerate the inclusion of that DTA into our regulatory capital. We think that's a hidden strength that's worth noting.

Slide 13 provides an overview of our cost savings and I leave it to your reading the items listed there because I think we've talked through this before due to the overlap and the [inaudible 00:16:20], but if you concentrate on the box on that page, this is really how we're thinking about how to value the synergies that are significant. Again, it's about 24% of the combined company. We're looking at combined efficiencies in our perspective. We tax affect that, apply a conservative multiple, divide the result by the resulting shares outstanding and we believe there's a very meaningful benefit to the shareholders with respect to these cost synergies all by themselves.

I'd also would highlight, and I know Terry has a little bit, at the bottom of that table there are some great revenue synergies. I'd remind everybody they're not included. They can range from expansion of mortgage selling opportunities, optimization by translating or transferring securities into earnings loans, the CDs that are going to roll off and create us other opportunities, so we are really excited from a financial point of view of turning this combined Cascade being an earnings and growth story from here on out. So, with that, Terry, I'll turn it back to you to talk a little about the integration.

Terry Zink:    Yeah, I think one of the things that's nice with this combination is Home and Cascade know each other well. We have a lot of joint customers and we have a lot of shared understanding of the marketplace and so I think it does cut down the risk on integration. One of the things that's nice here is that Cascade is a known entity in all the markets that we're going into and so it's going to be a... I wouldn't say an easy process, I know Len and I feel like we've got a lot of work ahead of ourselves to get this thing across the finish line, but we believe that we have a really good group of employees. There's a lot of opportunity for us.

One of the things I would tell you that I feel strongly about is both, with Home and with Cascade, the last four or five years in banking has been a long and winding road and there's been some ups and downs and on both sides there was pressure about how to do stuff and I think when I look at the teams that both organizations and the fact that they were able to plow through, they were able to get things done, give me a lot of comfort as I look forward to the integration. I think that we have a great group of people on both sides of the transaction and my sense is that as we go forward we're going to become a much stronger team than we were individually.

Again, Len and I talked a lot about the cultures of the organization. We believe that they are very, very similar in nature and that we will have little problem in integrating that way. A lot of times in transactions l like this, there's a significant difference in the organization. Here that's not the case. And one of the strongest things that I can bring out in this is the value that this transaction unlocks for the organizations. Greg touched a little bit on the DTA. We have about $46 million of non-regulatory capital in that DTA that will be recognized that much faster because of the combination. We have the ability to take a bank in Cascade that was as Greg said, at one time we were a $2.5 billion bank. Our infrastructure is built for $2.5 billion and now that we are back to being a $2.5 billion bank, efficiencies are going be in line and probably surpass our peer group. So I'm very excited about that. I think that's what makes this deal for transformational for the organization.

As we look forward to the next steps, I think that we are going to be working very diligently putting the banks together. We're already starting to talk about integration teams and the set up for that. I think it's helpful that both of us know each other so well. A lot of our employees know each other really well, they hang out together, and it's going to be a chance for them to work very hard to put the companies together.

This is a transaction that I think makes sense all the way across the board. I think there's very little disagreement anywhere that the transaction makes sense and that it is an opportunity for the organizations to come out in much better shape than they would have otherwise. So, with that, what I'd like to do is open it up for any questions that anybody may have and, again, in the room here with me I have Len Williams from Home. I have Greg Newton, the CFO of Cascade and myself, Terry Zink, and we'd be glad to answer any questions you may have.

Facilitator:    All right. Thank you very much there, Terry. So at this time what I'm going to do is open this up to a question-and-answer session. When we turn this on to Q&A, you will hear question-and-answer session started and you're instructions will be to press star and the number six and follow the prompts that come along with this. So, at this time,

Operator:    Q&A session started.

Facilitator:    Please press start and the number six and follow the prompts if you have any questions and they will be answered in the order they are received. Keep in mind, please, to announce your name and organization as you have a question.

Sachin Shah:    Hello?

Male Voice:    Hello.

Sachin Shah:    Hi. It's Sachin Shah from Albert Fried. Good morning, Congratulations on the deal. I just wanted to kind of circle back on the merger consideration. It's kind of a moving target from what I understand, so if you could just maybe just further explain the $17.83, as well as the cash consideration of $120.8 and how that could be revised going forward?

Greg Newton:    So a lot of the detail, as you might be aware, is out there on the 8-K, so we won't go into too much detail, but essentially we wanted a fixed rate of exchange establishing the value. That's that $2.99 time and I think it was two days ago when we locked it down that converted to the $17.83 a share out of the which $120 million of cash consideration would be deducted and the balance paid in stock.

Sachin Shah:    Okay. And the presentation talks about a merger agreement, as well. Some kind of triggers for termination or walk-aways. Can you just maybe go over that so if the stock trades below, I think, 20 days or 30 days before the deal now cement, is it under $4.25 that it could trigger that?

Terry Zink:    It's actually under four.

Sachin Shah:    Under four. I'm sorry. Under four.

Greg Newton:    Double trigger under four. So, if the index must to be penetrated that's based on our peer banks and we have to be trading in that range and if we fall below four, there's a walk-away provision for Home or we can fill the difference.

Sachin Shah:    Okay. And just . . .

Greg Newton:    There are some protection on the down side, but they are going to benefit along with Cascade shareholders on any upside move of our stock.

Sachin Shah:    Okay. Fair enough. And just one last question on this side dividend, so Home is allowed to pay the $0.06 quarterly dividend, but is that going to be reflective of the equity floor? How is that going to be determined going forward if that dividend gets paid of not?

Greg Newton:    Well, their board will deliberate with respect to all these items and will communicate with Cascade as to their decision and we expect it would move forward in the ordinary course of business way.

Sachin Shah:    Okay. All right. And the equity floor is $168.1 as we speak. Right? Is that correct?

Greg Newton:    Right.

Terry Zink:    Right.

Sachin Shah:    Okay. Thank you.

Phil [Nuzhdin]:    Hello?

Terry Zink:    Hello.

Phil Nuzhdin:    Hi. This is Phil Nuzhdin from First New York. My question is; what is the diluted share number that's going to be used for the consideration? Can you give us range in terms of, I guess, what your expectation is and kind of how that's calculated?

Greg Newton:    So about $71.8 million in diluted shares and basically that will obviously move around a bit toward closing.

Phil Nuzhdin:    Is this for Home shareholders?

Greg Newton:    No.

Phil Nuzhdin:    Could we get the number for home?

Greg Newton:    They're diluted shares, $14.5 million per our calculation at this time.

Phil Nuzhdin:    Okay. And that is based in terms of what the diluted number could be in your closing?

Terry Zink:    We don't have an estimate at that point. We haven't assumed anything yet.

Phil Nuzhdin:    Okay. No problem. Thank you.

David Nogueras:    Hi. This is David Nogueras calling from Oregon Public Broadcasting. I'm a reporter. Apologies in advance to analysts on the line. My question, I'm sorry if this has already been answered, but what will the new merged bank be called? In terms of branding, is there going to be any kind of name change? And then the second question is in markets where there is this overlap, which you talked about before, will you will be closing branches? And, if so, how will that affect employees?

Terry Zink:    Yeah, the ongoing name would be Bank of the Cascade, Cascade Bancorp. And, as far as in markets where we have overlap, I don't know that we've actually sat down and penciled everything out to say this is exactly what we would do, but I'm thinking it's safe to say that there will be some branch consolidation. We're hopeful that, from the job perspective, through the next six months or so through normal attrition, etc., then we're able to place as many people as possible, I think that, again, we haven't had the actual time to say this is exactly what's going to happen, but that'll be what'll take place over the next 30 to 60 days as we look at the organization, go through and make recommendations for what it will look like going forward.

Greg Newton:    And, Dave, no apologizing to analysts.

David Nogueras:    Thank you so much.

Jeff Rulis:    Hi. This is Jeff Rulis with D.A. Davidson.

Greg Newton:    Hey, Jeff.

Jeff Rulis:    A question on the... a little follow-up on the branch closures, I guess, embedded in your cost savings number, the two-thirds of branch proximity... could we angle in on a number of branch closures that you anticipate that's embedded in your assumption?

Terry Zink:    Yeah, I think you could probably look at it. You might be able to do some math to come up with what would be an approximation and that's pretty much where we're at.

Jeff Rulis:    The two-thirds, is that a good approximate?

Terry Zink:    Yeah, it's going to be. What I would tell you is it's going to be less than that, but that's a place to look at say that's where we're going to start. There's opportunity for us to look at where branches are across the street from each other, that's going to be relatively easy decision to make and what we'll look at there is economics of the branch, the lease, ownership, etc.

As it starts moving away from that, we're going to look at what our long-term strategies are in each of the markets and make decisions according to that.

Jeff Rulis:    Okay. And . . .

Greg Newton:    We also believe, Jeff, it's Greg, we also believe there's synergistic opportunities in OPS centers and other properties, as well, so it's not just about the branch closures.

Terry Zink:    Yeah, and one of the things I really want to stress, not just to you Jeff, but to everybody who's on the call is these synergies are going to be two-sided. It's not going to be that we're going to take and if we have a Cascade branch and a Home branch that we say, okay, well we automatically close the Home branch. It's really going to be based on the best decision for the combined company because this is really a combined organization, so the costs that are going to come out... one of the reasons why we decided to go down the path of the 24% combined expense reduction is because it is going to be combined expense reduction. It's not going to be one-sided and we are going to look at ways of taking the best talent on a go-forward basis, the best locations on a go-forward basis, and where it makes sense for us to be for all different reasons. So, it is going to be very much of a combined effort. It's not going to be simply a one-sided move.

Jeff Rulis:    Question on the purchase price, how you arrived at that. I think Greg you viewed it as fair. I guess from the view of Home on the Banner transaction it was 1/16 of tangible book. Home viewed that as fair I guess to the degree. Could you justify the price paid for Cascade and perhaps the difference in that fair outlook?

Terry Zink:    Yeah, I think one of the things that is important to recognize, and I don't know how many of you have covered a go-shop deal before, but one of the things I think is important to recognize is that the Home board decided that they get the transaction with the other bank, that they also included in there the go-shop provision which allowed for any bank who wanted to come in and look at it at a reduced termination fee to come and make a bid for the company. Home is a bank, as we have gone along, we have, pardon the expression, but we coveted this franchise a little while because of the ability that it had to unlock the value that we had in our organization.

And so it's one of the few combinations that I look at where when we look at the combined company, we say this really brings out all of the value that Cascade had stored up in the past. And so from our standpoint it was a relatively easy way to do it and we've had talks with Home on and off over the years. Everybody felt like it was a great combination, but at the end of the day when the banking crisis hit, the focus was moved away from one of how are you going to grow the franchise to one of self-survival and so we needed to... one of the things that I always use, and I think this is probably an appropriate analogy, is when I get on an airplane I always listen to the flight attendants who make their announcements and one of the things they say is they say that, you know, the oxygen masks are going to come down from the roof and you should always make sure that you take of your own mask before you help others and so one of the things we did was we took care of our own mask. We rebuilt the company. We got stabilized, we got capital and we put ourselves in a position to do something and now it's a chance for us to go out and say how do we add to that? And so that's really where we're going with this transaction. It was a valuable transaction for us. I don't believe the other deal that had been announced. I don't think it was quite as transformational as this is for us and so, as a result, we had one shot at it. We had one bite of the apple and we took advantage of that opportunity. We knew pretty much what we thought it would do in unlocking value for the company and our ability to go forward and come out with a price that made sense for us and allowed us to go forward with a transformed company I think is the whole reason we did what we did.

Jeff Rulis:    Okay. Maybe one last one if I could. I guess is there any concern on, I guess, the loss of employees or customers given the two buyout offers in one month's time? I guess are there any procedures in place to address any sort of morale or just kind of who is the parent company?

Terry Zink:    Yeah, I think there's always going to be those issues. I'm probably not sure that there's a big customer issue because the Banner offer and Home offer actually, the deal hadn't reached a point where customers were involved in integration and things were changing.

And, for the most part, in the agreement it was announced that there was go-shop offer, so there was the opportunity to think something else may happen. As far as employee morale, I think that's always a concern and any time that you do a transaction, when you do a transaction like this, where you do a transaction that was announced before, there's anxiety on the part of the employees and I think having gone through it myself over the past 40 years I know that that type of anxiety exists in every type of transaction and our goal is really to get out in front of it. Len and I are committed to make sure that our employees are knowledgeable about what's going. We're going to be very transparent with them and as soon as we know something, we're going to share it with them. So I believe that there's no way around having anxiety with employees, but there are ways that you can manage it so that they know that you really care about them and the outcome of this. So we're going to work very diligently on that. Len and I have already put together plans on getting together, starting an integration talk, setting up websites, and hotlines for employees to be able to call in with any concerns they may have.

It's not just about whether or not you have a job, it's also stuff like, "What are my benefits going to be like?" and those type of things. So we've taken that into account and are very, very diligent in making sure that our employees both understand the transaction and understand what's going to happen and able to explain it as soon as we know it.

Jeff Rulis:    Appreciate it. Thanks.

Tucker Goldman:    Hi. This is Tucker Goldman, Solis Capital. I just had a question on competition and market share and with your share in Central Oregon getting up into the 20s and 30s. How confident are you with respect to regulatory approval?

Terry Zink:    We're very confident of regulatory approval. I mean we went into this knowing that we would need to get regulatory approval to get the transaction done. Our regulators knew about the transaction before we ever went down the path. I don't think there's going to be anything that's going to cause us any hiccups along the way there. We know exactly what we need to do to get the transaction across the finish line and things are in place to do it.

Tucker Goldman:    That's great. And what do you view as the primary risk to the transaction. It seems as thought the market isn't very [inaudible 00:38:12] sort of 15% gap and your talking about closing it in the first quarter. Do you see any other risks we should be aware of?

Terry Zink:    Other risks?

Tucker Goldman:    To the transaction closing.

Terry Zink:    Yeah, I think the transaction is going to close. I don't know of any risks that are out there. I can't think of any problems or any that's going to cause us any anxiety.

Tucker Goldman:    Okay. Great. Sounds like a good deal. Thanks. Appreciate your time.

Terry Zink:    Thank you. Are there . . .

Dave Kim:    Hi. Sorry. Dave Kim, Solis Capital.

Male Voice:    Hi, Dave.

Dave Kim:    I was just thinking about savings, I guess, from the funding side and you talked about the cost synergies, but there seems to be a pretty wide doubts between Cascade's cost-to-funding and Home's and wondering if there was either a target or an opportunity to close that gap. And similarly just sort of on the revenue synergy side, it looks like over half of Home's assets are in cash and securities. Their loan-to-deposit ratio is pretty low. Is there sort of an idea of bringing that loan deposits closer to where you guys on a standalone basis?

Greg Newton:    Absolutely, Dave. That is, while not represented by the synergies, those are the initiatives that we think are going to add meaningfully to our growth story. With the respect to the cost of deposits, I mentioned that part of the Home's legacy was some CDs that are paying off as we speak. It was issued back in the more challenging days and that's going to give us an advantage. And number two, on the loan growth side, we have a strong ambition and we've shown some real progress in the last six quarters with respect to our loan growth, our organic loan growth. Cascade this year has been growing at an 8% to 12% compounded rate on our loan book and we believe that with the higher lending limit, the synergies between the loan officer teams and the bigger scale that we've got great opportunities to do exactly what you were suggesting. Migrate out of securities into higher yields and classes of assets.

Dave Kim:    Okay. Thank you.

Male Voice:    Thank you.

Facilitator:    I would like to remind everybody on the line here, if you do have a question, press star and the number six and follow the prompts that will put you in the queue for asking questions. We'll now take the next questioner.

Jackie Chimera:        Hi. This is Jackie Chimera with KBW.

Terry Zink:    Hi, Jackie.

Greg Newton:    Hi, Jackie.

Jackie Chimera:        I missed the beginning prepared remarks, so if I ask any questions that you've already covered, please just let me know and I can go back and read the transcript. I don't want to waste everyone's time. I wanted to look at some of the more nuanced accounting metrics, specifically, the mark on the loan book, the $12.8 million. Does that include a mark on the covered portfolio, as well?

Greg Newton:    No.

Jackie Chimera:        Okay. And how about any interest rate marks, as well? Is that purely credit or does it include the interest rate?

Greg Newton:    It includes the interest rate.

Jackie Chimera:        Okay. And was the interest rate mark, was that a higher mark or a lower mark? I guess if you write it up - I've seen both of them over the last couple of weeks so I don't want to assume anything.

Greg Newton:    I believe it was a favorable mark.

Jackie Chimera:        Okay. And do you plan mark any of the deposits?

Greg Newton:    Yes. It's about $2 million just on just the interest rate.

Jackie Chimera:        Okay. The CDs I would guess?

Greg Newton:    Yep.

Terry Zink:    Yep.

Jackie Chimera:        Okay.

Greg Newton:    Again, I would remind everybody these are preliminary, today estimates. Things will change as we migrate toward closing.

Jackie Chimera:        And kind of just more broadly speaking, I mean, this obviously produces a lot of synergy and that also expands you into some of the western markets of Oregon. How do you see your Oregon footprint shaping out over the next call it, I don't know, three to five years?

Terry Zink:    I think that, Jackie, this is Terry, I think that we continue to look for ways to build the franchise out. One of the things that we believe in is community banking and markets. Eugene is a good example of that. We want to be in markets where we can be a dominate market share player and so we're going to continue to look for opportunities throughout, both in Oregon and in Idaho, to be in markets where we can be a key player in those markets. And so I would say that over the next three years or so you should expect us to be looking at any opportunity that came up that would allow us to be in those markets.

Jackie Chimera:        Okay.

Greg Newton:    Jackie, just to be precise on the split between the loan markets, 6.9 in credit and 5.9 in interest.

Jackie Chimera:        Okay.

Greg Newton:    If that helps.

Greg Newton:    Assuming that helps.

Jackie Chimera:        Yes, it does very much. Thank you.

Sachin Shah:    Again, just want to confirm, so the go-shop ended today? It's ending today?

Terry Zink:    Yes, it has.

Sachin Shah:    It has ended. Okay. The other question that I wanted to ask is the fact that you have in your presentation the $2.66, so that would essentially imply the stock, Cascade that is, trading about $3.00 higher. I know it's only day one because you announced it last night, Cascade's trading off 5% and I'm just trying to understand is there something that we're missing, the market's missing, because $2.66 added to your $5.96 is more than 45% upside. So, obviously, that's when everything is all in, that is your best estimate of, not on the synergies, but how much value creation is being had from this transaction, but I was kind of curious to get your interpretation, further interpretation of not only of the synergy and the value creation, but why the stocks should be trading lower and why due to the fact that this is pretty accretive and value-creating.

Terry Zink:    Yeah, I mean, that's, as you know, that's a pretty tough question to answer. I mean if you can assure me what the stock market's going to do then you and I should become best friends, but I can't speculate really on how the market reacts to stuff. I think it's generally been pretty normal to have this type of reaction in the market until the transaction if fully understood.

Sachin Shah:    Okay.

Terry Zink:    And so I really couldn't tell you. I mean I just hate to speculate. I'm sorry.

Sachin Shah:    Okay. But my thought process is correct? As far as what the market is doing is another thing, but my thought process is correct at least and, hopefully, the market comes around to that?

Terry Zink:    Yeah, I mean, it really is... that's a tough one because, again, you just never know. I don't know how the market is always going to react, but I do think that eventually things will come around.

Sachin Shah:    Okay. All right. Thank you guys.

Operator:    Next questioner.

Male Voice:    Hello?

Facilitator:    Yeah, I believe that this is... oh, I'm sorry. Go ahead. I thought we were all finished with the questions at this time. I believe this is the last question or, again, if anybody else has any further questions, your command is star and the number six to be added to the queue. Go ahead Lance.

Lance Eckel:    Thank you. Hey, it's Lance Eckel calling from Butcher's Hill Capital. Congratulations on the deal and actually getting a bid on a go-shop for a bank. It's actually a rather rare circumstance.

Terry Zink:    Yeah.

Lance Eckel:    Just following up with one of the adjustments to the consideration revolves around transaction costs and I know that there was a lower number on the Banner deal. You've got about an $18 million threshold or estimate right now. It's not quantified, I guess, in some of the disclosures. What are the biggest there and do you feel confident that it's going to around $18 million because that's a step up from you had initially estimated under the Banner deal.

Greg Newton:    Yeah, I can. Mainly the elements that changed that were we included the nearly $3 million break-up fee that was paid Banner and because their offer had a stronger stock price we'd change the controls, added some value and third the banker fees and associated things were higher because of the higher consideration.

Lance Eckel:    Okay. I guess the change in controls are a pretty big number as they were in the other case. Are you feeling pretty good about the estimate, that [18 $9.00] estimate?

Male Voice:    Yeah, we feel really good.

Lance Eckel:    Okay. Thanks a lot.

Greg Newton:    All right.

Facilitator:    At this time I do not have any more questions for you. So, gentlemen, if you'd like to wrap up, feel free.

Terry Zink:    All right, well, thank you, everybody, for taking the time out to listen to our story. I think it's a good story and I can tell you that I look forward and have read the end of the book and it has a happy ending, so I think this is going to be a great transaction for everybody involved. And thank you for taking the time to hear us. Bye.